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                                                               EXHIBIT 6
                                                               December 23, 1994

                     [LOGO OF CAESARS WORLD APPEARS HERE]

Dear Shareholder:

  We are pleased to inform you that Caesars World, Inc. has entered into an Agreement and Plan of Merger (the "Merger Agreement") with ITT Corporation and ITT Florida Enterprises, Inc. ("Purchaser"). Pursuant to the Merger Agreement, Purchaser today commenced a tender offer to purchase all outstanding shares of Caesars World at $67.50 per share in cash. Under the Merger Agreement, the tender offer will be followed by a merger of Purchaser and Caesars World. In the merger, each common share outstanding will be converted into $67.50 in cash (other than shares held by dissenting shareholders, if applicable).

  Your Board of Directors has unanimously approved the Merger Agreement, the tender offer and the merger and determined that the tender offer and merger are fair to, and in the best interest of, the shareholders. Accordingly, the Board of Directors recommends that shareholders accept the offer and tender their shares.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including the opinion of Merrill Lynch & Co., that the cash consideration of $67.50 per share to be received by shareholders pursuant to the offer and the merger is fair to such shareholders from a financial point of view.

  Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9, and we urge you to consider this information carefully.

                                     Sincerely,


           /s/ Henry Gluck                      /s/ J. Terrence Lanni


              Henry Gluck                          J. Terrence Lanni
       Chairman of the Board and                  President and Chief
        Chief Executive Officer                    Operating Officer